AB 3/17

X pls 3/7

11017401

SEC Mail Mail Processing Section

Washington, DC 106

SECU... ...MMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 14th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer (866) 789-0736 extension 1008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Blvd., Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 3/17

OATH OR AFFIRMATION

We, Michael Curcio and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the "Company") as of and for the year ended December 31, 2010, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 2/23/11

Chief Executive Officer
Title

[signature]
Notary Public

MELODIE L. STRAWN
Notary Public, State of New York
Registration #01ST6184801
Qualified in New York County
Commission Expires April 7, 2012

Signature: [signature] Date: 2/23/11

Chief Financial Officer
Title

[signature]
Notary Public

MELODIE L. STRAWN
Notary Public, State of New York
Registration #01ST6184801
Qualified in New York County
Commission Expires April 7, 2012

E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition as of December 31, 2010 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
E*TRADE Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Securities LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2011

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010
(In thousands)

ASSETS

Cash and equivalents	$	195,090
Goodwill		1,615,243
Other intangibles, net		287,019
Receivables from Parent and affiliated companies		18,299
Other assets		17,886
TOTAL ASSETS	$	2,133,537

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Deferred tax liabilities, net	$	214,629
Income tax payable		15,527
Payables to brokers and dealers		10,503
Accrued compensation and benefits		8,732
Accounts payable, accrued and other liabilities		15,223
Total liabilities		264,614
MEMBER'S EQUITY		1,868,923
TOTAL LIABITIES AND MEMBER'S EQUITY	$	2,133,537

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Securities LLC (the "Company"), a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Commodity Futures Trading Commission as an introducing broker under the Commodity Exchange Act and is a member of the National Futures Association. The Company is a wholly owned direct subsidiary of E*TRADE Bank (the "Bank"), which is an indirect wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

The Company clears its customer transactions through E*TRADE Clearing LLC ("E*TRADE Clearing"), a wholly owned subsidiary of the Bank, on a fully disclosed basis under an introducing broker-dealer relationship. These clearing services are provided to the Company under an agreement (the "Clearing Agreement").

Nature of Operations – The Company is a provider of brokerage services primarily to retail customers. Such services include automated order placement and execution of market and limit equity orders, futures, options, exchange-traded funds, mutual funds, bond orders and the access to buy, sell and hold foreign equities in local currencies in six international markets, including Canada, France, Germany, Hong Kong, Japan and the United Kingdom. The Company also offers online services such as quick transfer, wireless account access, extended hours trading, quotes, research and advanced planning tools.

Use of Estimates – The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the periods presented. Actual results could differ from management's estimates. Certain significant accounting policies are noteworthy because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the Company's financial condition. Material estimates in which management believes near-term changes could reasonably occur include: estimates of effective tax rates, deferred taxes and valuation allowances; valuation of goodwill and other intangibles; and valuation and expensing of share-based payments.

Cash and Equivalents – The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase to be cash equivalents.

Goodwill and Other Intangibles, net – Goodwill and other intangibles, net represents the excess of the purchase price over the fair value of net tangible assets acquired through the Company's business combinations. The Company tests goodwill and intangible assets for impairment on at least an annual basis or when events or changes indicate the carrying value of an asset may not be recoverable. The Company evaluates the remaining useful lives of other intangible assets with finite lives each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Income Taxes – Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes than for tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. Uncertain tax positions are only recognized to the extent they satisfy the accounting for uncertain tax positions criteria included in the income taxes accounting guidance, which states that in order to recognize an uncertain tax position it must be more likely than not that it will be sustained upon examination. The amount of tax benefit recognized is the largest amount of tax benefit that is more than fifty percent likely of being sustained on ultimate settlement of an uncertain tax position. See Note 5—Income Taxes.

Fair Value – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or other accounting guidance.

Estimated Fair Value of Financial Instruments – The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, receivables from and payables to affiliated companies and other liabilities to be reasonable estimates of fair value.

Share-Based Payments – The Company participates in its Parent's share-based employee compensation plans. The Parent and the Company record share-based payments expense in accordance with the stock compensation accounting guidance. The Company records compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures. The underlying assumptions to these fair value calculations are discussed in Note 6—Employee Share-Based Payments and Other Benefits. Additionally, the Company elected to use the alternative transition method provided for calculating the tax effects of share-based compensation pursuant to the stock compensation accounting guidance.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

Receivables from brokers and dealers of $0.2 million represent commission receivables from third party broker-dealers and are included in other assets on the statement of financial condition. Payables to brokers and dealers primarily represent net payables arising from unsettled trades.

3. GOODWILL AND OTHER INTANGIBLES, NET

The Company performed an annual test of goodwill for impairment and deemed no adjustment necessary. At December 31, 2010, the Company held goodwill at a carrying value of $1.6 billion.

At December 31, 2010, the Company held identifiable intangible assets with finite lives of $287 million (net of accumulated amortization expense of $203.1 million).

Intangible assets with finite lives, which are primarily amortized on an accelerated basis, consist of the following (dollars in thousands):

	Weighted Average Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer list	14.7	$ 486,823	$ (199,804)	$ 287,019

4. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, occupancy, management assistance, and general and administrative support as needed. The Company also receives operational services, including management assistance and other support from E*TRADE Brokerage Services, Inc., an affiliated company.

In 2007, the Parent entered into a transaction with Citadel Derivatives Group LLC ("Citadel") that obligates the Company to route order flow for 97.5% of customer orders in exchange-listed options and 40% of its customer orders in Regulation NMS (National Market System) Securities to Citadel. The Parent will reimburse the Company for unfavorable rate variances resulting from the transaction with Citadel. This agreement with Citadel ended on December 31, 2010.

Pursuant to the Clearing Agreement with E*TRADE Clearing, the Company has deposited $5.1 million, which is recorded in other assets on the statement of financial condition. E*TRADE Clearing is entitled to certain fees for the clearance and settlement of introduced customer security transactions. A portion of these fees were allocated by the Company to various international affiliates, who are indirect wholly owned subsidiaries of the Parent, under service agreements. E*TRADE Clearing collects commissions and related fees from customers of the Company and remits such amounts to the Company. At December 31, 2010, the receivable from E*TRADE Clearing of $16.8 million represents a portion of the December 2010 collections. This amount is recorded in receivables from parent and affiliated companies in the statement of financial condition.

The Company offers sweep products, collectively the Sweep Deposit Accounts ("SDA") that transfers certain customer balances to the Bank and other unaffiliated companies. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank pays E*TRADE Clearing a fee based on the average SDA balances at a negotiated rate that approximates market, a portion of which is remitted to the Company in accordance with its Clearing Agreement with E*TRADE Clearing.

The Company provides customer support services for deposit and banking products under agreements with the Bank.

Customer support services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

The Company provides customer support services, order handling and execution services, website maintenance and development, marketing and other services under an agreement with E*TRADE Securities Limited, an affiliated company.

5. INCOME TAXES

The Company made an election on June 8, 2009 to be classified as an association taxable as a corporation for federal and state income tax purposes. Thus, the Company must accrue and pay federal and state taxes based on its income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of December 31, 2010 is as follows (dollars in thousands):

Unrecognized tax benefits, beginning of period	$	1,859
Additions based on tax positions related to prior years		-
Additions based on tax positions related to the current year		-
Reductions based on tax positions related to prior years		-
Reductions based on tax positions related to the current year		-
Settlements with taxing authorities		-
Statute of limitation lapses		-
Unrecognized tax benefits, end of period	$	1,859

At December 31, 2010, the unrecognized tax benefit was $1.8 million. At December 31, 2010, no amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax in future periods.

The following table summarizes the tax years that are either currently under examination or remain open under the statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

Jurisdiction	Open Tax Year
United States	2004 – 2010
Various states(1)	2005 – 2010

(1) Includes California, Georgia, Illinois, New Jersey, New York and Virginia.

It is possible that certain examinations may be settled or the statute of limitations could expire with regards to other tax filings, in the next 12 months. In addition, proposed legislation could favorably impact certain of the Company's unrecognized tax benefits. Such events would generally reduce the Company's unrecognized tax benefits, either because the tax positions are sustained or because the Company agrees to the disallowance. It is unlikely that the amount of unrecognized tax benefits will increase or decrease significantly over the next 12 months.

The Company's practice is to recognize interest and penalties. The Company has total gross reserves for interest and penalties of $0.4 million as of December 31, 2010.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carryforwards that created the net deferred tax liabilities (included in deferred tax liabilities, net in the statement of financial condition) are as follows (in thousands):

Deferred tax assets:		
Reserves and allowances	$	20
Deferred compensation		5,977
Restructuring reserve		2,780
Total deferred tax assets	$	8,777
Deferred tax liabilities:		
Basis difference in investments		(409)
Goodwill amortization		(215,582)
Acquired intangibles		(882)
Other		(6,533)
Total deferred tax liabilities	$	(223,406)
Deferred tax liabilities, net	$	(214,629)

6. EMPLOYEE SHARE-BASED PAYMENTS AND OTHER BENEFITS

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options and awards to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors of the Parent (the "Board") at the date the option is granted. The Parent does not have a specific policy for issuing shares upon stock option exercises and share unit conversions; however, new shares are typically issued in connection with exercises and conversions. The Parent intends to continue to issue new shares for future exercises and conversions.

In June 2010, a 1-for-10 reverse stock split of the Parent's common stock became effective. In accordance with the 2005 Plan, the appropriate 1-for-10 adjustments were made to the shares authorized, issued and outstanding. Under the 2005 Plan, the remaining unissued authorized shares of the 1996 Plan, up to 4.2 million shares, as adjusted, were authorized for issuance. Additionally, any shares that had been awarded but remained unissued under the 1996 Plan that were subsequently canceled, would be authorized for issuance under the 2005 Plan, up to 3.9 million shares, as adjusted. In May 2009 and 2010, an additional 3 million and 12.5 million shares, respectively, were authorized for issuance under the 2005 Plan at the Parent's shareholders' annual meetings in each of those respective years. As of December 31, 2010, 14 million shares were available for grant under the 2005 Plan.

Employee Stock Option Plans

Options are generally exercisable ratably over a four-year period from the date the option is granted and most options expire within seven years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model based on the assumptions, specific to the Company, noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees' actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the U.S. Treasury zero-coupon bond where the remaining term approximates the expected term. The dividend yield is zero as the Parent has not, nor does it currently plan to, issue dividends to its shareholders.

	Year Ended December 31, 2010
Expected volatility	78%
Expected term (years)	4.2
Risk-free interest rate	2%
Dividend yield	—

The Company's weighted-average fair value of options granted was $8.74 for 2010. Intrinsic value of options exercised were $0.05 million for the year ended December 31, 2010.

A summary of the Company's option activity under the stock option plan is presented below:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2010	260	$ 93.67		
Transfers, net[1]	6	$ 101.45		
Granted	84	$ 14.60		
Exercised	(3)	$ 9.25		
Canceled/forfeited	(34)	$ 120.61		
Outstanding at December 31, 2010	313	$ 70.71	4.25	$ 556
Vested and expect to vest at December 31, 2010	302	$ 72.78	4.19	$ 538
Exercisable at December 31, 2010	181	$ 107.59	3.23	$ 143

[1] Transfers, net refers to the transfer of employees between subsidiaries of the Parent.

As of December 31, 2010, there was $0.6 million of total unrecognized compensation cost related to non-vested options. This cost is expected to be recognized over a weighted-average period of 1.4 years.

Restricted Stock Awards and Restricted Stock Units

The Parent issues restricted stock awards and restricted stock units to the Company's employees. Each restricted stock unit can be converted into one share of the Parent's common stock upon vesting. These awards are issued at the fair market value on the date of grant and vest ratably over the period, generally two to four years. The fair value is calculated as the market price upon issuance.

A summary of non-vested restricted stock award activity for the Company is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2010	1	$ 234.13
Issued	—	$ —
Released (vested)	(1)	$ 234.13
Canceled/forfeited	—	$ —
Non-vested at December 31, 2010	—	$ —

A summary of non-vested restricted stock unit activity for the Company is presented below:

	Units (in thousands)	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2010	265		
Issued	125		
Released	(147)		
Canceled/forfeited	(14)		
Outstanding at December 31, 2010	229	0.80	$ 3,641
Vested and expected to vest at December 31, 2010	214	0.78	$ 3,403

As of December 31, 2010, there was $1.5 million of total unrecognized compensation cost related to non-vested awards. This cost is expected to be recognized over a weighted-average period of 1.3 year. The total fair value of restricted stock awards shares vested was $2.4 million for the year ended December 31, 2010.

401(k) Plan

The Parent has a 401(k) salary deferral program which includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Company had net capital of $158.9 million which was $158.6 million in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

The Company has entered into an agreement with E*TRADE Clearing that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent ("PAIB") and to permit the correspondent to use PAIB in its capital computations. At December 31, 2010, the balance at the clearing broker was $5.1 million, which is recorded in other assets on the statement of financial condition.

Dividends are anticipated to be made to the Parent within the first six months of 2011, subject to applicable SEC, OTS, and FINRA limitations.

8. CONTINGENT LIABILITIES AND OTHER REGULATORY MATTERS

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities, banking and other matters. Such matters that are reported to regulators such as the SEC or the FINRA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position.

Litigation Matters

On October 11, 2006, a state class action was filed by Nikki Greenberg on her own behalf and on behalf of all those similarly situated plaintiffs, in the Superior Court for the State of California, County of Los Angeles on behalf of all customers or consumers who allegedly made or received telephone calls from the Company that were recorded without their knowledge or consent. On February 7, 2008, class certification was granted and the class defined to consist of (1) all persons in California who received telephone calls from the Company and whose calls were recorded without their consent within three years of October 11, 2006, and (2) all persons who made calls from California to the Beverly Hills branch of the Company on August 8, 2006. Plaintiffs sought to recover unspecified monetary damages plus injunctive relief, including punitive and exemplary damages, interest, attorneys' fees and costs. On October 16, 2009, the court granted final approval of the parties' proposed settlement agreement. Objectors to the court's order granting final approval of the parties' settlement agreement filed notices of appeal which were subsequently dismissed on January 26, 2010. The Company paid the settlement amount to the Claims Administrator on March 5, 2010. Administration of the settlement was completed in August 2010 for an amount that had no material impact on the Company and the action is now concluded.

On April 2, 2008, a class action complaint alleging violations of the federal securities laws was filed by John W. Oughtred on his own behalf and on behalf of all others similarly situated in the United States District Court for the Southern District of New York against the Company. Plaintiff contends, among other things, that the Company committed various sales practice violations in the sale of certain auction rate securities to investors between April 2, 2003, and February 13, 2008 by allegedly misrepresenting that these securities were highly liquid and safe investments for short term investing. On December 18, 2008, plaintiffs filed their first amended class action complaint. Defendants filed their pending motion to dismiss plaintiffs' amended complaint on February 5, 2009, and briefing on defendants' motion to dismiss was completed on April 15, 2009. Plaintiffs seek to recover damages in an amount to be proven at trial, or, in the alternative, rescission of auction rate securities purchases, plus interest and attorney's fees and costs. On March 18, 2010, the District Court dismissed the complaint without prejudice. On April 22, 2010, Plaintiffs amended their complaint. The Company has moved to dismiss the amended complaint. Decision on this motion is pending. The Company intends to continue to vigorously defend itself against the claims raised in this action.

On February 3, 2010, a class action complaint was filed in the United States District Court for the Northern District of California against the Company by Joseph Roling on his own behalf and on behalf of all others similarly situated. The lead plaintiff alleges that the Company unlawfully charged and collected certain account activity fees from its customers. Claimant, on behalf of himself and the putative class, asserts breach of contract, unjust enrichment and violation of California Civil Code Section 1671 and seeks equitable and injunctive relief for alleged illegal, unfair and fraudulent practices under California's Unfair Competition Law, California Business and Professional Code Section 17200 et seq. The plaintiff seeks, among other things, certification of the class action on behalf of alleged similarly situated plaintiffs, unspecified damages and restitution of amounts allegedly wrongfully collected by the Company, attorney's fees and expenses and injunctive relief. The Company moved to transfer venue on the case to the Southern District of New York; that motion was denied. The Court granted the Company's motion to dismiss in part and denied the motion to dismiss in part. The Court bifurcated discovery to permit initial discovery on individual claims and class certification. Discovery on the merits will not commence until a class could be certified; the Court set March 6, 2011 as the date on which the initial phase of discovery will conclude. The Company intends to vigorously defend itself against the claims raised in this action.

On March 8, 2010, Lindsay Lohan filed a complaint in the New York Supreme Court, Nassau County, against the Bank and the Company. The Plaintiff alleged that the Company's television advertising made unauthorized use of her characterization and likeness in violation of Section 51 of the New York State Civil Rights Law. The Claimant sought $100 million in damages. This matter was settled in September 2010 pursuant to a confidential agreement for an amount that had no material impact on the Company.

Regulatory Matters

Beginning in approximately August 2008, representatives of various states attorneys general and FINRA initiated inquiries regarding the purchase of auction rate securities by the Company's customers. On February 9, 2011, the Company received a "Wells Notice" from FINRA Staff stating that they have made a preliminary determination to recommend that disciplinary action be brought against the Company for alleged violations of certain FINRA rules in connection with the purchases of auction rate securities by customers of the Company. The Company is cooperating with these inquiries and will submit a Wells response to FINRA setting forth the bases for the Company's belief that disciplinary action is not warranted. As of December 31, 2010, the total amount of auction rate securities held by all of the Company's customers was approximately $138.2 million.

On January 19, 2010, the North Carolina Securities Division filed an administrative petition before the North Carolina Secretary of State against the Company seeking to revoke the North Carolina securities dealer registration of the Company or, alternatively, to suspend that registration until all North Carolina residents are made whole for their investments in auction rate securities purchased through the Company. The Company is defending that action. As of December 31, 2010, no existing North Carolina customers held any auction rate securities.

On July 21, 2010, the Colorado Division of Securities filed an administrative complaint in the Colorado Office of Administrative Courts against the Company based upon purchases of auction rate securities through the Company by Colorado residents. The complaint seeks to revoke, suspend, or otherwise impose conditions upon the Colorado broker-dealer license of the Company. The Company is defending that action. As of December 31, 2010, the total amount of auction rate securities held by Colorado customers was approximately $3.7 million.

On August 24, 2010, the South Carolina Securities Division filed an administrative complaint before the Securities Commissioner of South Carolina against the Company based upon purchases of auction rate securities through the Company by South Carolina residents. The complaint seeks to suspend the South Carolina broker-dealer license of the Company until South Carolina customers who purchased auction rate securities through the Company and who wish to liquidate those positions are able to do so, and seeks a fine not to exceed $10,000 for each violation of South Carolina statutes or rules that is proven by the Division. The Company is defending that action. As of December 31, 2010, the total amount of auction rate securities held by South Carolina customers was approximately $0.5 million.

Guarantees

The Company has provided a guarantee to E*TRADE Clearing. Under the agreement, the Company has agreed to indemnify E*TRADE Clearing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Reserves

For all legal matters, reserves are established in accordance with the loss contingencies accounting guidance. Once established, reserves are adjusted based on available information when an event occurs requiring an adjustment.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

The Company is also engaged in various activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the creditworthiness of each counterparty.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 23, 2011

To the Board of Directors and Member of
E*TRADE Securities LLC
New York, New York

In planning and performing our audit of the financial statements of E*TRADE Securities LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2010 (on which we issued our report dated February 23, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-

mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP